Exhibit 99.1

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of our financial condition and results of operations for the full years ended December 31, 2004, 2003 and 2002. You should read this together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above filed with the Commission and incorporated by reference in this prospectus supplement.

General

     We are a provider of international seaborne transportation services, carrying various drybulk cargoes including among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks." As of December 31, 2004, our fleet consisted of five drybulk carriers, comprised of two Capesize bulk carriers, two Handymax bulk carriers and one Handysize bulk carrier, with a total cargo carrying capacity of 357,947 dwt. All existing vessels were acquired in 1999 except for the one Handymax bulk carrier, the "Lady" which was acquired on October 31, 2002.

     During the last quarter of 2004 we entered into agreements to acquire the Acquired Vessels, two Panamax bulk carriers and three Handymax bulk carriers with a total cargo carrying capacity of 263,624 dwt tons. All five Acquired Vessels are expected to have been delivered by late-April 2005.

     In December 2004, we agreed to sell the oldest vessel of our fleet, the MV Petalis, a 1975 Handymax bulk carrier. She was delivered to her new owners on March 7, 2005.

     Finally, in January, February and March 2005 we entered into four MOAs to acquire four drybulk carriers, three Handymaxes with a total carrying capacity of approximately 126,000 dwt and one Panamax with a carrying capacity of approximately 71,500 dwt. These vessels are expected to be delivered between the beginning of April and the end of May, as the case may be, of 2005. After all acquisitions are completed, our fleet will consist of 13 vessels with a total cargo carrying capacity of approximately 783,000 dwt.

     We actively manage the deployment of our fleet between spot market charters (through voyage charters, trip time charters and short-term time charters), which generally last from one to nine months and period time charters, which can last up to several years. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. A trip time charter is for a specific voyage from a loading port to a discharging port, and short-term and period time charters are for a fixed period of time.

     Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A trip time charter and a period time charter are generally contracts to charter a vessel at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay commissions to the broker involved with arranging the charters and for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

Factors Affecting our Results of Operations

     We believe that the important measures for analyzing trends in the results of our operations consist of the following:

     o Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and expenses that we record during that period.

     o Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels actually generate revenues.

     o Fleet utilization. We calculate fleet utilization by dividing the number of our available days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in minimizing the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

Voyage Revenues

     Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of available days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier transportation market and other factors affecting charter rates for drybulk carriers.

     Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favourable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in drybulk rates although we are exposed to the risk of declining drybulk charter rates, which may have a material adverse impact on our financial performance. Spot charter market rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. If we employ vessels on period time charters, future spot market charter rates may be higher or lower than those rates at which we have period time chartered our vessels. We are constantly evaluating opportunities to increase the number of our drybulk carriers deployed on period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.

     A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of available days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the deployment of drybulk carriers on time charter or on voyage charter and presents a more accurate representation of the revenues generated by our drybulk carriers.

o The average daily TCE rate increased 119.6% from $11,140 for 2003, to $24,465 for 2004. This increase was a direct result of a higher drybulk charter market related to the growth in international seaborne transportation for drybulk cargoes in Asia and China.

o The average daily TCE rate increased 89.0% from $5,894 for 2002, to $11,140 for 2003. This increase was a direct result of a higher drybulk charter market related to the growth in international seaborne transportation for drybulk cargoes in Asia and China.

Vessel Operating Expenses

     Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as our vessels get older. We expect these expenses to increase in 2005 as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to insurance, may also cause these expenses to increase.

Depreciation and Drydocking

     We depreciate our drybulk carriers on a straight-line basis over their estimated useful lives determined to be 28 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a dry-docking and amortize these costs on a straight-line basis over the period when the next dry-docking becomes due, which is typically 30 to 60 months. Regulations and/or incidents may change the estimated dates of next dry-dockings.

Year ended December 31, 2004 compared to the Year ended December 31, 2003

     VOYAGE REVENUES - Voyage revenues increased by $25.9 million, or 99.2 % to $52.0 million for 2004, compared to $26.1 million for 2003. This increase is due to an overall increase in drybulk rates.

     VOYAGE EXPENSES - Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased $0.8 million, or 11.0 %, to $8.1 million for 2004, compared to $7.3 million for 2003. This increase is primarily due to the increase in commissions paid as a result of higher voyage revenues earned.

     VESSEL OPERATING EXPENSES - Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $1.0 million, or 15.4 %, to $7.5 million for 2004 compared to $6.5 million for 2003. Daily vessel operating expenses per vessel increased by $ 531, or 14.8 %, to $4,108 for 2004, compared to $3,577 for 2003. This increase is primarily due to (i) an increase in the cost of repairs and spares due to the aging of our fleet, (ii) an increase in our crew costs due to the annual pay increases and (iii) increased insurance costs that resulted from an increase in rates charged by insurance companies throughout the shipping sector.

     GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, increased by $ 1.1 million, or 55.0 %, to $ 3.1 million for 2004 compared to $2.0 million for 2003. The increase of $1.1 million is attributable to (i) the foreign currency translation effect from converting the Euro denominated expenses of Maryville to US Dollars, (ii) an increase in salaries and bonuses paid and (iii) the $0.2 million of compensation expenses recorded in connection with all stock-based employee compensation awards.

     DEPRECIATION AND AMORTIZATION - Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydocking and special survey costs increased by $0.2 million, or 13.3% to $1.7 million for 2004 compared to $1.5 million for 2003. This increase is primarily due to an increase in amortization of dry-docking and special survey expenses as the full impact of last year's dry-dockings is realized in addition to this year's drydocking of MV Almar I during January 2004.

     INTEREST AND FINANCE COSTS, NET - Net interest cost amounted to $0.1 million in 2004, a decrease of $0.4 million, compared to the $0.5 million in 2003. This change is primarily attributed to (i) the increased cash balances throughout the year that were a result of our increased profitability in 2004 and (ii) the repayment of a portion of our existing long-term debt during 2004.

     FOREIGN CURRENCY LOSSES - We incurred a $ 0.04 million foreign currency loss for 2004 compared to a loss of $ 0.06 million for 2003.

     OTHER NET - We recognized a loss of $0.02 million during 2004 compared to a loss of $0.09 million during 2003. The reduction is due to gains realized from the receipt of amounts received in connection with claims for damages to our vessels that were in excess of the actual cost associated with the repairs.

     NET INCOME - Net income was $32.1 million for 2004 compared to $8.6 million for 2003, an increase of $23.5 million or 273.3%.

Year ended December 31, 2003 compared to the Year ended December 31, 2002

     VOYAGE REVENUES - Voyage revenues were $26.1 million in 2003 compared to $15.6 million in 2002 an increase of $10.5 million or 67.3%. This increase was primarily attributable to a 89.0% increase in the average fleet TCE rate from $5,894 in 2002 to $11,140 in 2003, plus an increase of 15.6% in the total number of fleet available days from 1,458 in 2002 to 1,686 in 2003 due to Lady completing a full years trading (delivered in October 2002) off-set by a total of 139 days for special survey/dry-dockings.

     VOYAGE EXPENSES - Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage that would otherwise be paid by the charterer under a time charter contract, as well as commissions, were $7.3 million in 2003, an increase of $0.3 million or 4.3% compared to $7.0 million in 2002. This increase was attributable to the increase in commissions paid of $0.6 million due to the increased market rates that was partly offset by the decrease of $0.3 million in all other voyage expenses attributable to the fleet performing more time charters in 2003 than in 2002.

     VESSEL OPERATING EXPENSES - Vessel operating expenses were $6.5 million in 2003 compared to $5.4 million in 2002 an increase of $1.1 million or 20.4%, which was a result of an increase in the number of operating days from 1,524 in 2002 to 1,825 days in 2003 or a 19.8% increase.

     GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses for 2003 were $2.0 million, an increase of $0.5 million or 33.3%, compared to $1.5 million in 2002. The increase of $0.5 million reflects mainly the increased cost of conversion of US$ into Euro to cover Euro administrative expenses within Maryville Maritime Inc.

     DEPRECIATION AND AMORTIZATION - The depreciation and amortization charge for 2003 was $1.5 million, an increase of $0.4 million or 36.4%, compared to $1.1 million in 2002. The increase is primarily due to the operation of the vessel Lady for a full year compared to just 61 days in 2002 (the vessel Lady was purchased on October 31, 2002).

     INTEREST AND FINANCE COSTS, NET - Net interest cost amounted to $0.5 million in 2003, a decrease of $0.2 million, compared to $0.7 million in 2002. The decrease is primarily due to the write-off of deferred financing costs in 2002 as result of the disposal of one of our subsidiaries and the repayment of certain of our loans.

     FOREIGN CURRENCY LOSSES - We incurred a $0.06 million foreign currency loss in 2003 compared to a loss of $0.04 million in 2002.

     OTHER NET - We recognized a loss of $0.09 million in 2003 compared to a gain of $0.16 in 2002. This is primarily due to the gain we realized form the disposal of a subsidiary in early 2002.

     NET INCOME - Net income was $8.6 million for 2003 compared to $1.1 million for 2002, an increase of $7.5 million.

Liquidity and capital resources

     Historically our principal source of funds has been equity provided by our shareholders, including our offering of our Class A common stock completed on December 13, 2004, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

     Our practice has been to acquire drybulk vessels using a combination of cash on hand, funds received from equity investors and bank debt secured by mortgages on our drybulk vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of our older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk vessels on favorable terms.

Cash Flows

     Cash and cash equivalents increased to $64.9 million as of December 31, 2004, compared to $4.0 million as of December 31, 2003. Our working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $60.6 million as of December 31, 2004 due primarily to our positive net income results for the full year 2004 and our offering of Class A common stock completed on December 13, 2004. The current portion of long-term debt included in our current liabilities was $7.9 million as of December 31, 2004 compared to $2.3 million as of December 31, 2003.

     NET CASH FROM OPERATING ACTIVITIES - increased by $23.1 million to $32.0 million during 2004, compared to net cash from operating activities of $8.9 million during 2003. This increase is primarily attributable to net income of $32.1 million as a result of improved trading conditions.

     NET CASH USED IN INVESTING ACTIVITIES - was $26.2 million during 2004, which is a result of the advances given for the acquisition of the five new vessels. Net cash used in investing activities for 2003 was 0.

     NET CASH FROM FINANCING ACTIVITIES - was $55.1 million during 2004, compared to net cash used in investing activities of $6.9 million during 2003. This is primarily due to the equity offering of 2.2 million shares completed in December of 2004 that resulted in $51.5 million of net cash proceeds and an increase of long-term debt by $7.8 million for the financing of the Goldmar.

     As of December 31, 2004, we had three outstanding loans with a combined outstanding balance of $13.6 million. We expect that during 2005, $5.9 million will be paid for the full repayment of two loans and another $2.0 million will be repaid for the third loan. It is anticipated that the remaining $5.7 million will be fully repaid by 2008 as shown in the table below:

      Year  Amount
      ----  ------

      2005  7.90 million
      2006  1.35 million
      2007  1.35 million
      2008  3.00 million

     In 2001, our fully owned subsidiary, Maryville, entered into a lease agreement for the rental of office premises with an unrelated party. Operating lease payments for 2002, 2003 and 2004 were $49,000, $60,000 and $70,000 respectively. Future minimum rentals payable under operating leases for each of the year ending December 31, 2005 through December 31, 2010 will be approximately $80,000 to $100,000.

     Cash and cash equivalents increased to $4.0 million as of December 31, 2003, compared to $1.9 million as of December 31, 2002. Our working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $1.4 million as of December 31, 2003 due primarily to our net income results for the full year 2003. The current portion of long-term debt included in our current liabilities was $2.3 million as of December 31, 2003 compared to $4.0 million as of December 31, 2002.

     NET CASH FROM OPERATING ACTIVITIES - The net cash from operating activities in 2003 totalled $8.9 million an increase of $9.2 million compared to cash used in operations of $0.3 million for 2002. In 2003, the increase in cash flow from operations was caused by several factors including an increase in net income of $7.6 million, decrease in accounts payable of $0.5 million, $1.0 million for dry-docking costs and $0.4 million increase in accounts receivable.

     NET CASH USED IN INVESTING ACTIVITIES - The net cash used in investing activities in 2003 was $0.0 million compared to $12.0 million of net cash from investing activities in 2002. The main reasons for the decrease were due to no acquisition or sales of vessels or disposed subsidiaries in 2003.

     NET CASH USED IN FINANCING ACTIVITIES - The net cash used in Financing Activities totalled $6.9 million in 2003, compared to a $20.8 million used in 2002. The decrease of approximately $13.9 million consists mainly of the $18.3 proceeds from long term debts less $14.3 million for repayment and $24.7 million for dividends in 2002 while in 2003 only $6 million was used to repay long term debt.

     As of December 31, 2003, we had two outstanding loans with a combined outstanding balance of $8.2 million. The $2.3 million will be repaid in 2004 and the remaining $5.9 million in 2005.

Contractual Obligations

     The following table sets forth our contractual obligations and their maturity dates as of December 31, 2004, as adjusted to reflect our entry into purchase agreements, in January, February and March 2005, to acquire three secondhand Handymax drybulk carriers and one secondhand Panamax drybulk carrier:


                                              Within      One to      Three to   More than
                                              1 Year    Three Years  Five Years  Five years       Total
                                              ------    -----------  ----------  ----------       -----
                                                                (in thousands of U.S. dollars)
Bank loans(1)..............................      7,870    5,750           -          -           13,620
Vessel Swift purchase agreement(1).........     10,073        -           -          -           10,073
Vessel Isminaki purchase agreement(1)......     33,788        -           -          -           33,788
Vessel First Endeavor purchase agreement...     26,562        -           -          -           26,562
Vessel Marybelle purchase agreement             15,912        -           -          -           15,912
Three Handymax purchase agreements(2)......     71,100        -           -          -           71,100
One Panamax purchase agreement(3)..........     32,000        -           -          -           32,000


(1) In January 2005, we incurred additional bank long-term debt of $7.8 million to finance the delivery of the vessel Swift. In February 2005, we incurred additional bank long-term debt of $23.9 million to finance the delivery of the vessel Isminaki.

(2) The amount relates to the vessels Emerald ($30 million), Princess I ($25.6 million) and Attractive ($15.5 million).

(3)  The amount relates to the vessel Birthday.

Quantitative and Qualitative Disclosure of Market Risk

     Interest Rate Fluctuation. The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Out debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

     Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $58,100 based upon our average debt level during 2004.

     The following table sets forth the sensitivity of our long term debt in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

      Year        Amount
      ----        ------

      2005        $96,850
      2006         50,750
      2007         37,250
      2008         15,250
      2009              0

Critical Accounting Policies

     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company's significant accounting policies, see Note 2 to our consolidated financial statements.

     Impairment of Long-Lived Assets: We use SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of our vessels. The review for impairment of each vessel's carrying amount, as of December 31, 2002, 2003 and 2004, did not result in an indication of an impairment loss.

     Vessels' Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

     Accounting for Dry-docking and Special Survey Costs: We follow the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off to income in the year of the vessel's sale.

Subsequent Events

     On January 14, 2005 a new wholly-owned subsidiary, Whitelaw Enterprises Co. of Liberia, entered into an MOA for the purchase of the 71,504 dwt drybulk carrier MV Galateia (to be renamed MV Birthday) with the owner of that vessel, an unaffiliated third party. The purchase price of MV Birthday (formerly MV Galateia), is $ 32.0 million. Ten percent of the purchase price, or $3.2 million, was paid on January 28, 2005. The balance of the purchase price is due on delivery.

     On January 24, 2005 a new wholly-owned subsidiary, Ingram Limited of Liberia, entered into an MOA for the purchase of the 45,572 dwt drybulk carrier MV Seaboni (to be renamed MV Emerald) with the owner of that vessel, an unaffiliated third party. The purchase price of MV Emerald (formerly MV Seaboni), is $ 30.0 million. Ten percent of the purchase price, or $3.0 million, was paid on January 28, 2005. The balance of the purchase price is due on delivery.

     On February 16, 2005 a loan agreement was signed between five shipowning companies (acting jointly and severally), owning the vessels MV Isminaki (formerly MV United Seas), MV First Endeavor (formerly MV Lord Fortune), MV Birthday, MV Emerald and MV Princess I, and a bank, for a new loan facility for an amount up to $95 million for the purpose of financing the 60% of the purchase price of the vessels. Amounts drawn down from the loan facility for the acquisition of vessels built between 1993 and 1996 must be repaid in 32 equal quarterly installments, with the first installment due 3 months after the delivery of the vessel. Amounts drawn down from the loan facility for the acquisition of vessels built between 1997 and 2004 must be repaid in 40 equal quarterly installments, with the first installment due 3 months after the delivery of the vessel, and a 20% ballon payment, to be paid concurrent with the last quarterly installment.

     On February 22, 2005, a new wholly-owned subsidiary, Castalia Services Ltd of Liberia, signed an MOA for the purchase of the 38,858 dwt, 1994 built, drybulk carrier vessel MV Princess I (formerly MV Fiona) for an amount of $25.6 million. The expected delivery date of the vessel is between April and late-May 2005. On February 25, 2005, we made a deposit of $2.56 million, equal to 10% of purchase price. The balance of the purchase price is payable on delivery.

     On March 7, 2005, a new wholly-owned subsidiary, Barland Holdings Inc. of Liberia, signed an MOA for the purchase of the 41,524 dwt, 1985 built, drybulk carrier vessel MV Attractive (formerly MV IDC2) for an amount of $15.5 million. The expected delivery date of the vessel is early-May 2005. We expect to make a deposit of $1.55 million, equal to 10% of purchase price, three banking days after the MOA is signed. The balance of the purchase price is payable on delivery.

     Historically, our fleet has been managed by Excel Management, Inc., or Excel Management, an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreement. Under this agreement, we paid Excel Management a monthly management fee of $15,000 per month for each of our vessels and an annual fee for general corporate and clerical management services of $60,000. The agreement provided that both of these fees would increase annually by five percent. Excel Management sub-contracted our wholly-owned subsidiary Maryville Maritime Inc. to perform some of these management services.

     In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet will be assumed by our wholly-owned subsidiary, Maryville, in order to eliminate the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the recent expansion of our fleet from five vessels to 13 vessels through the acquisition of the Acquired Vessels and the Identified Vessels. As consideration for Excel Management's agreement to terminate the management agreement and forego the fees it would have received under the management agreement had the agreement remained in effect through its scheduled expiration in 2008, we have agreed to issue to Excel Management 205,000 shares of our Class A common stock, which is equal to approximately 1.5% of our Class A common stock outstanding as of March 2, 2005. We have agreed to issue these shares to Excel Management by March 2, 2006. Excel Management may not transfer these shares for a period of two years after their issuance, and the shares will contain a restrictive legend to that effect. In addition to the above-mentioned shares, as part of the consideration for agreeing to terminate the management agreement, we have also agreed to issue additional shares to Excel Management in an amount equal to 1.5% of any shares of Class A common stock issued by us to any third party until December 31, 2008 for any reason, including the offering of, among other matters, shares pursuant to this prospectus supplement ("anti-dilution issuances"). If any such additional shares are issued, Excel Management may not transfer these additional shares for a period of two years after their issuance. Please see "Related Party Transactions" below for more information on the termination of the management agreement.

     In connection with our agreement to issue the 205,000 shares of our Class A common stock and the anti-dilution issuances described above, Excel Management has agreed to make a one time cash payment to us in an amount equal to $2,023,846 upon delivery of such shares. We will not receive any cash payment or other future consideration in receipt of shares of Class A common stock issued to Excel Management in connection with any anti-dilution issuances.

     On March 4, 2005, we also entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the hire/freight/earnings of our vessels. This agreement extends automatically for successive one-year terms at the end of its terms. It may be terminated by either party upon twelve months prior written notice.